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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2010	2009	2008	2007	2006
Income from continuing operations before income taxes(1)	$19,737	$18,159	$16,742	$14,492	$13,322
Add:
Fixed charges, excluding capitalized interest	1,499	1,667	2,021	1,942	1,452

Income as adjusted before income taxes	$21,236	$19,826	$18,763	$16,434	$14,774

Fixed charges:
Interest expense	$923	$1,108	$1,461	$1,422	$970
Capitalized interest	5	13	15	9	11
Portion of rental expense representative of interest	576	559	560	520	482

Total fixed charges	$1,504	$1,680	$2,036	$1,951	$1,463

Ratio of income from continuing operations to fixed charges	14.1	11.8	9.2	8.4	10.1

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)